UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70466

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AGILE TRADING TECHNOLOGIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2 TOWN PLACE, SUITE 210
(No. and Street)

BRYN MAWR	PA	19010
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JANICE PARISE	212-751-4422	JPARISE@DFPPARTNERS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CBIZ CPA'S P.C.
(Name – if individual, state last, first, and middle name)

1601 MARKET ST, 4TH FLOOR	PHILADELPHIA	PA	19103
(Address)	(City)	(State)	(Zip Code)

10/22/2003	199
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Curtis Richins, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Agile Trading Technologies, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Agile Trading Technologies, LLC

Financial Statements
December 31, 2025 and 2024

Agile Trading Technologies, LLC

Contents



CBIZ CPAs P.C.

1601 Market Street
4th Floor
Philadelphia, PA 19103

P: 215.297.2100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of **Agile Trading Technologies, LLC**

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Agile Trading Technologies, LLC (the "Company") as of December 31, 2025 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

The financial statement of the Company as of December 31, 2024, was audited by Marcum LLP, whose report dated March 17, 2025, expressed an unqualified opinion on that statement.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

CBIZCPAS.COM

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CBIZ CPAs P.C.

We have served as the Company's auditor since 2022 (such date takes into account the acquisition of the attest business of Marcum LLP by CBIZ CPAs P.C. effective November 1, 2024).

Philadelphia, Pennsylvania
April 3, 2026

Financial Statements

Agile Trading Technologies, LLC

Statements of Financial Condition

December 31,		2025		2024
Assets				
Cash	$	480,996	$	1,209,181
Accounts Receivable		245,625		207,863
Prepaid expenses and other assets		44,707		41,654
Property and equipment, net		716,439		-
Operating right of use asset		31,638		44,730
Total Assets	$	1,519,405	$	1,503,428
Liabilities and Members' Equity				
Accounts payable and accrued expenses	$	205,102	$	330,184
Due to related party		121,643		194,114
Operating lease liability		37,975		52,298
Total Liabilities		364,720		576,596
Commitments and Contingencies				
Members' Equity		1,154,685		926,832
Total Liabilities and Members' Equity	$	1,519,405	$	1,503,428

See accompanying notes to financial statements.

5

1. Summary of Significant Accounting Policies

Nature of Operations

Agile Trading Technologies, LLC (the "Company") was formed as a limited liability company on January 17, 2019 under the laws of the State of Delaware. The principal activity of the Company is to provide mortgage capital market related technology solutions for its clients, which include broker dealers, mortgage companies, and hedge advisory firms. The Company is headquartered in Bryn Mawr, Pennsylvania. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was approved to commence business on October 19, 2020.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements. Actual results could differ from those estimates and these differences could be material.

Cash and cash equivalents

The Company considers all highly-liquid investments with an original maturity of 90 days or less at date of purchase to be cash equivalents. There are no cash equivalents at December 31, 2025 and 2024.

Accounts Receivable and Allowance for Credit Losses

The Company performs ongoing credit evaluations of its customers' financial condition and has not experienced any significant collection problems to date. Accounts receivable payment terms are consistent across the Company's products and services and are stated in the financial statements as accounts receivable, net of an allowance for credit losses. Accounts that are outstanding longer than the payment terms are considered past due. The Company determines its allowance by considering a number of factors, including length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible. As of December 31, 2025 and 2024, the Company determined that no allowance for credit losses is necessary.

Property and Equipment

All property and equipment are stated at cost less accumulated depreciation. Depreciation is charged to operations on a straight-line basis over the estimated useful lives of the assets or, in the case of leasehold improvements, the lease period, if shorter. Generally, estimated useful lives are as follows:

6

	Years
Leasehold improvements	Shorter of 7 years or the lease term
Furniture and fixtures	5
Computers, office equipment, software and other	2-3

Costs incurred to develop internal-use software are either capitalized or expensed depending on the nature of the costs incurred and the stage of development of the software in accordance with Accounting Standards Codification Topic 350-40, "Internal Use Software". Costs incurred to develop any upgrades and enhancements are defined as modifications to enable the software to perform tasks that it was previously incapable of performing. Additions or betterments to property and equipment are capitalized at cost.

Upon the disposal or retirement of property and equipment, cost and related accumulated depreciation are removed from the accounts. Gains and losses from dispositions are credited or charged to operations. Expenditures for ordinary maintenance and repairs are charged to expense.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with the operating agreement. In addition, the Company is subject to income-based taxes in certain states. Accordingly, any tax expense or benefit reflected in the financial statements relates only to state taxes.

The Company elected to be subject to the California passthrough entity tax for 2025 and 2024 whereby the Company is assessed a tax on its qualifying net income at a rate of 9.3%. Payments related to the tax are deductible by the members for federal income tax purposes and the members are credited for the tax on their individual California tax returns for their proportional share.

Uncertain Income Tax Positions

As of December 31, 2025 and 2024, the Company did not identify any uncertain tax positions taken or expected to be taken in an income tax return which would require adjustment to or disclosure in its financial statements. In addition, the Company believes its tax status as a pass-through entity would be sustained under Federal, state or local income tax examination.

The Company files income tax returns with Federal and certain state jurisdictions. For Federal, state and local income tax purposes, the Company is potentially subject to examination for years subsequent to 2021. The Company is not currently under examination with any Federal, state or local taxing authorities. Any tax, interest or penalties assessed upon examination of these returns would be the responsibility of the members.

Contract Assets and Liabilities

When a contract results in revenue being recognized in excess of the amount the Company has invoiced or has the right to invoice to the customer, a contract asset is recognized. There were no contract assets included in the accompanying statements of financial condition at December 31, 2025 and 2024.

7

Contract liabilities consist of payments received from customers, or such consideration that is contractually due, in advance of providing the product or performing services such that control has not passed to the customer. There were no contract liabilities in the accompanying statements of financial condition as of December 31, 2025 and 2024.

Segment Reporting

The Company is engaged in a single line of business as a provider of capital markets-related technology solutions to its clients. The Company has identified its Chief Executive Officer as the chief operating decision maker (CODM) who uses net income to evaluate the results of the business to manage the company. The CODM considers budget to actual differences for these profit measures when making decisions about allocating resources. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions in order to maintain capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment asset balances are presented in the statement of financial condition.

2. Concentrations and Credit Risk

Cash

The Company maintains cash with a financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per depositor. As of December 31, 2025 and 2024, the cash balance exceeded federally insured limits. The Company mitigates this risk by only depositing funds with major financial institutions and has not experienced any losses from maintaining cash balances in excess of federally insured limits.

Accounts Receivable

The Company is also potentially subject to credit risk in its accounts receivable. Two clients represented 13% and 10% of accounts receivable as of December 31, 2025. There was no concentration of accounts receivable as of December 31, 2024. Although the Company is directly affected by the financial condition of its customers the Company does not believe significant credit risks exist at year end.

3. Property and Equipment

Property and equipment consist of the following:

December 31,	2025	2024
Computers and software	$ 100,000	$ 100,000
Work in progress	716,439	-
	816,439	100,000
Less accumulated depreciation	(100,000)	(100,000)
Total	$ 716,439	$ -

8

Amounts included in work in progress as of December 31, 2025 relate to various development projects related to TAM the Company plans to place into service within the next year.

4 . Leases

The Company's operating leases, in which the Company is lessee, include real estate for the corporate office. The Company determines whether an arrangement contains a lease at lease inception. Leases are classified as either financing or operating at the commencement date of the lease.

On November 22, 2022, the Company entered into an office sublease at its corporate headquarters location. The sixty-six-month lease requires the payment of fixed base rent plus variable HVAC maintenance fees, utility charges and other charges which will be paid proportionate to the Company's share of the total space under the sublessor's primary lease. The sublease requires no payments of base rent during the first six months of the term of the sublease. Thereafter, the sublease contains annual increases in base rent beginning after month eighteen of the sublease term.

The sublease contains no options to extend or terminate the lease prior to its expiration, has no residual value guarantees, provides no options for the Company to purchase the underlying asset and contains no covenants or restrictions other than restricting use of the subleased space to general office use.

The Company elected the lease and non-lease components practical expedient for its office leases. The Company also elected the practical expedient and accounting policy election related to short term leases. The sublease does not provide a readily determinable implicit discount rate. Therefore, we elected to use rate of 3.938%, as of the sublease date, in determining the present value of the lease liability.

The future payments due under the sublease for the remaining three years of the sublease term, as December 31, 2025, are as follows:

Years ending December 31	Amount
2026	$ 16,354
2027	16,581
2028	6,948
Total future lease payments	$ 39,883
Less imputed interest	1,908
Operating lease liability	$ 37,975

5. Contingencies

The Company had no contingent liabilities and had not been named as a defendant in any lawsuit.

6. Related Party Transactions

The Chief Executive Officer ("CEO") and Chief Operating Officer ("COO") are also the Members of the Company. The CEO and COO are also the owners of MCT. As of year end, the Company and MCT were under common ownership.

The Company and MCT are parties to a License Agreement, Expense Sharing Agreement and Client Referral Agreement. Under the License Agreement, the Company licenses the use of TAM to MCT and facilitates assignment of trade transactions for MCT clients. Under the terms of the Expense Sharing Agreement, the CEO and COO, and other employees of MCT, provide services to the Company. Under the terms of the Client Referral Agreement, MCT is obligated to pay a commission to the Company for qualified referrals of clients if the referral results in MCT being engaged to provide the referred client a product or service within twelve months of the referral date.

The amounts due from MCT related to licensing fee revenue and due to MCT related to the Expense Sharing Agreement are reflected net as $121,643 and $194,114 due to a related party as of December 31, 2025 and 2024, respectively, in the accompanying statements of financial condition.

It is possible that the terms of certain of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

7. Members' Equity

The Company has authorized two classes of units, Voting and Nonvoting. As of December 31, 2025 and 2024, authorized, issued and outstanding units were as follows:

	Authorized	Issued and Outstanding
Voting	10,000	10,000
Nonvoting	90,000	90,000

The Company is also authorized to issue new voting and nonvoting units, including units with different rights, privileges or preferences.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2025 and 2024, the Company had net capital of $147,915 and $677,315 which was $125,709 and $641,857 in excess of its required net capital of $22,206 and $35,458; and the Company's ratio of aggregate indebtedness ($333,082 and $531,866) to net capital was 2.25 to 1 and 0.79 to 1, respectively, which are less than the 15 to 1 maximum allowed.

See Note 9, Subsequent Events, relating to a deficiency in minimum net capital under SEC Rule 15c3-1 that occurred subsequent to year end.

9. Subsequent Events

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through April 3, 2026.

On February 23, 2026, the company discovered a deficiency in minimum net capital required under SEC Rule 15c3-1 that began on February 9, 2026. On February 24, 2026, the Members contributed $100,000 of capital which resolved the deficiency. On March 20, 2026, the Members contributed an additional $400,000 of capital.